                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)



                       (Amendment No. 3) *




                     Twin City Bancorp, Inc.
        --------------------------------------------------
                        (Name of Issuer)



                          Common Stock
        --------------------------------------------------
                 (Title of Class of Securities)



                          901412 10 6
                      --------------------
                         (CUSIP Number)



_______________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 10 pages

CUSIP No. 901412 10 6             13G         Page 2 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     Twin City Bancorp, Inc. Employee Stock Ownership Plan

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     62-1585189

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Tennessee

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER                    0

6.   SHARED VOTING POWER            106,405

7.   SOLE DISPOSITIVE POWER:              0

8.   SHARED DISPOSITIVE POWER:      106,405

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                        106,405

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   8.4%

12.  TYPE OF REPORTING PERSON:   EP

CUSIP No. 901412 10 6             13G         Page 3 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     William C. Burriss, Jr.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER            43,045

6.   SHARED VOTING POWER         105,761*

7.   SOLE DISPOSITIVE POWER:      43,045

8.   SHARED DISPOSITIVE POWER:    82,816

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     148,806*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   11.7%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes 22,945 shares held by the Twin City Bancorp, Inc.
Management Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power.

CUSIP No. 901412 10 6             13G         Page 4 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     Sid Oakley

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER             4,195

6.   SHARED VOTING POWER         109,076*

7.   SOLE DISPOSITIVE POWER:       4,195

8.   SHARED DISPOSITIVE POWER:    86,131

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     113,271*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   8.9%*

12.  TYPE OF REPORTING PERSON:  IN

* Includes 22,945 shares held by the Twin City Bancorp, Inc.
Management Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power.

CUSIP No. 901412 10 6             13G         Page 5 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     Louis H. Phetteplace

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER             2,695

6.   SHARED VOTING POWER         109,661*

7.   SOLE DISPOSITIVE POWER:       2,695

8.   SHARED DISPOSITIVE POWER:    86,716

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     112,356*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   8.8%*

12.  TYPE OF REPORTING PERSON:  IN

* Includes 22,945 shares held by Twin City Bancorp, Inc.
Management Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power.

CUSIP No. 901412 10 6             13G         Page 6 of 10 Pages


1.   NAMES OF REPORTING PERSONS:

     Paul H. Wohlford

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER            10,195

6.   SHARED VOTING POWER         102,161*

7.   SOLE DISPOSITIVE POWER:      10,195

8.   SHARED DISPOSITIVE POWER:    79,216

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     112,356*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   8.8%*

12.  TYPE OF REPORTING PERSON:  IN

* Includes 22,945 shares held by Twin City Bancorp, Inc.
Management Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power.

                                              Page 7 of 10 Pages

                  Securities and Exchange Commission
                        Washington, D.C.  20549


ITEM 1(a)  NAME OF ISSUER.
           Twin City Bancorp, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           310 State at Edgemont
           Bristol, Tennessee  37620

ITEM 2(a)  NAME OF PERSON(S) FILING.
           Twin City Bancorp, Inc. Employee Stock Ownership Plan
("ESOP"), and the following individuals who serve as trustees of the trust established under the ESOP: William C. Burriss, Jr., Sid Oakley, Louis H. Phetteplace and Paul R. Wohlford.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $1.00 per share.

ITEM 2(e)  CUSIP NUMBER.
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.    CHECK WHETHER THE PERSON FILING IS A:

    (f)    [x]   Employee Benefit Plan, Pension Fund which is
                 subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or
                 Endowment Fund; see 13d-1(b)(1)(ii)(F),

       Items (a) (b) (c) (d) (e) (g) and (h) - not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to SEC no-action letters. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

                                              Page 8 of 10 Pages

ITEM 4.  OWNERSHIP.

         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

         Pursuant to Section 13.7 of the ESOP, the ESOP committee has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                              Page 9 of 10 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TWIN CITY BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:


     /s/ William C. Burriss                    1/26/98
     __________________________________        _________________
     William C. Burriss, as Trustee             Date

     /s/ Sid Oakley                            1/26/98
     __________________________________        _________________
     Sid Oakley, as Trustee                    Date

     /s/ Louis H. Phetteplace                  2/3/98
     __________________________________        _________________
     Louis H. Phetteplace, as Trustee          Date

     /s/ Paul R. Wohlford                      1/26/98
     __________________________________        _________________
     Paul R. Wohlford, as Trustee              Date


/s/ William C. Burriss                         1/26/98
_________________________________________      _________________
William C. Burriss, as an Individual           Date
  Stockholder

/s/ Sid Oakley                                 1/26/98
_________________________________________      _________________
Sid Oakley, as an Individual                   Date
  Stockholder

/s/ Louis H. Phetteplace                       2/3/98
_________________________________________      _________________
Louis H. Phetteplace, as an Individual         Date
  Stockholder

/s/ Paul R. Wohlford                           1/26/98
_________________________________________      _________________
Paul R. Wohlford, as an Individual             Date
  Stockholder

                                             Page 10 of 10 Pages

Exhibit A
---------

    The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion that participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.